                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                               H.J. Heinz Company
                                (Name of Issuer)

                          Common Stock, $.25 par value
                         (Title of Class of Securities)

                                  423074-10-3
                                 (CUSIP Number)

                             Paul J. Bschorr, Esq.
                                Dewey Ballantine
                          1301 Avenue of the Americas
                              New York, NY  10019
                             (Phone:  212-259-8000)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 22, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 53 Pages

CUSIP No. 423074-10-3                   13D                   Page 2 of 53 Pages


1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Howard Heinz Endowment

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[x]
                                                                    (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS*
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                      [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     15,063,231

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     15,063,231

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,063,231

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           [ ]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.2%

14:  TYPE OF REPORTING PERSON*
     CO

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423074-10-3                   13D                   Page 3 of 53 Pages


1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vira I. Heinz Endowment

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[x]
                                                                    (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS*
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                      [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     7,567,460

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     7,567,460

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,567,460

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           [ ]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.1%

14:  TYPE OF REPORTING PERSON*
     CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423074-10-3                   13D                   Page 4 of 53 Pages


1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Heinz Family Foundation

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[x]
                                                                    (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS*
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                      [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     735,922

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     735,922

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     735,922

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           [ ]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .3%

14:  TYPE OF REPORTING PERSON*
     CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423074-10-3                   13D                   Page 5 of 53 Pages


1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     H. John Heinz III Revocable Trust No. 1

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[x]
                                                                    (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS*
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                      [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     3,158,639

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     3,158,639

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,158,639

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           [ ]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.3%

14:  TYPE OF REPORTING PERSON*
     OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423074-10-3                   13D                   Page 6 of 53 Pages


1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     H. John Heinz III Descendants' Trust (No. 1)

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[x]
                                                                    (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS*
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                      [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     625,000

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     625,000

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     625,000

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           [ ]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .3%

14:  TYPE OF REPORTING PERSON*
     OO

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

          This Statement relates to shares of Common Stock, par value $.25 per share, of H.J. Heinz Company (the "Issuer"), 600 Grant Street, Pittsburgh, Pennsylvania 15219 (hereinafter referred to as the "Common Stock").


Item 2.  Identity and Background

          This statement is being filed by a group comprised of the Howard Heinz Endowment, the Vira I. Heinz Endowment, the Heinz Family Foundation (the "Foundation"), the H. John Heinz III Revocable Trust No. 1 (the "Revocable Trust") and the H. John Heinz III Descendants' Trust (No. 1) (the "Descendants' Trust" and together with the Howard Heinz Endowment, the Vira I. Heinz Endowment, the Foundation and the Revocable Trust, the "Group").

Howard Heinz Endowment
- ----------------------

     (a) A person included within the Group filing this Statement is the Howard Heinz Endowment.

     (b) The business address of the Howard Heinz Endowment is 30 CNG Tower, Pittsburgh, Pennsylvania 15222. The name and business address of each director and executive officer of the Howard Heinz Endowment is set forth on Exhibit A and is incorporated by reference herein.

     (c) The Howard Heinz Endowment is a charitable grant-making private foundation. The present principal occupation of each director and executive officer of the Howard Heinz Endowment is set forth on Exhibit A and is incorporated by reference herein.

     (d) Neither the Howard Heinz Endowment nor any of its directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Howard Heinz Endowment nor any of its directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Howard Heinz Endowment is a nonprofit corporation organized under the laws of the State of Pennsylvania. The citizenship of each director and executive officer of the Howard Heinz Endowment is set forth on Exhibit A and is incorporated by reference herein.

Vira I. Heinz Endowment
- -----------------------

     (a) A person included within the Group filing this Statement is the Vira I. Heinz Endowment.

     (b) The business address of the Vira I. Heinz Endowment is 30 CNG Tower,
Pittsburgh, Pennsylvania  15222.   The name and business address of each
director and executive officer of the Vira I. Heinz Endowment is set forth on Exhibit B and is incorporated by reference herein.

     (c) The Vira I. Heinz Endowment is a charitable grant-making private foundation. The present principal occupation of each director and executive officer of the Vira I. Heinz Endowment is set forth on Exhibit B and is incorporated by reference herein.

                              Page 7 of 53 Pages

     (d) Neither the Vira I. Heinz Endowment nor any of its directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Vira I. Heinz Endowment nor any of its directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitions or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The Vira I. Heinz Endowment is a nonprofit corporation organized under the laws of the State of Pennsylvania. The citizenship of each director and executive officer of the Vira I. Heinz Endowment is set forth on Exhibit B and is incorporated by reference herein.

The Foundation
- --------------

     (a) A person included within the Group filing this Statement is the Foundation.

     (b) The business address of the Foundation is 3200 CNG Tower, Pittsburgh, Pennsylvania 15222. The name and business address of each director and executive officer of the Foundation is set forth on Exhibit C and is incorporated by reference herein.

     (c) The Foundation is a charitable grant-making private foundation. The present principal occupation of each director and executive officer of the Foundation is set forth on Exhibit C and is incorporated by reference herein.

     (d) Neither the Foundation nor any of its directors and executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Foundation nor any of its directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitions or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The Foundation is a nonprofit corporation organized under the laws of the State of Pennsylvania. The citizenship of each director or executive officer of the Foundation is set forth on Exhibit C and is incorporated by reference herein.


The Revocable Trust
- -------------------

     (a) A person included within the group filing this Statement is the Revocable Trust.

     (b) The business address of the Revocable Trust is Three Mellon Bank Center, Room 4000, Pittsburgh, Pennsylvania 15259-0001. Attention: W.B.Ouzts. The name and business address of each of the trustees of the Revocable Trust is set forth on Exhibit D and is incorporated by reference herein.

     (c) The Revocable Trust is a trust established for the purpose of serving as a private trust to hold and invest funds for the benefit of certain related individuals and charities. The present principal occupation of each trustee of the Revocable Trust is set forth on Exhibit D and is incorporated by reference herein.


                              Page 8 of 53 Pages

     (d) Neither the Revocable Trust nor any of its trustees has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Revocable Trust nor any of its trustees has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibition or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The Revocable Trust is a trust organized under the laws of the State of Pennsylvania. The citizenship of each trustee of the Revocable Trust is set forth on Exhibit D and is incorporated by reference herein.

The Descendants' Trust
- ----------------------

     (a) A person included within the group filing this Statement is the Descendants' Trust.

     (b) The business address of the Descendants' Trust is Three Mellon Bank Center, Room 4000, Pittsburgh, Pennsylvania 15259-0001. Attention: W.B.Ouzts. The name and business address of each of the trustees of the Descendants' Trust is set forth on Exhibit E and is incorporated by reference herein.

     (c) The Descendants' Trust is a trust established for the purpose of serving as a private trust to hold and invest funds for the benefit of certain related individuals. The present principal occupation of each trustee of the Descendants' Trust is set forth on Exhibit E and is incorporated by reference herein.

     (d) Neither the Descendants' Trust nor any of its trustees has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Descendants' Trust nor any of its trustees has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibition or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The Descendants' Trust is a trust organized under the laws of the State of Pennsylvania. The citizenship of each trustee of the Descendants' Trust is set forth on Exhibit E and is incorporated by reference herein.


Item 3.  Source and Amount of Funds or Other Consideration.

                N/A


                              Page 9 of 53 Pages

Item 4.  Purpose of Transaction.

     The shares of the Common Stock held by the members of the Group are held for investment. The members of the Group have determined to work together to explore means of selling a portion of their shares of the Common Stock in order to diversify their investments.

     The members of the Group and the Issuer have reached an agreement to undertake an underwritten secondary offering of up to approximately 13.5 million shares of the Issuer's Common Stock. The offering is expected to take place during the third calendar quarter of 1995.

     While the members of the Group have no other present plans or proposals which relate to or would result in the acquisition or disposition by any person of a material amount of securities of the Issuer, the investments in the Issuer by the members of the Group will be periodically reviewed and at any time the amount of such investments may be increased or decreased.

      The shares of Common Stock beneficially owned by the directors, executive officers and trustees of the members of the Group in the trusts and nonprofit corporations described in Exhibits A through E herein are held for investment. While the directors, executive officers and trustees of the members of the Group have no other present plans or proposals which relate to or would result in the acquisition or disposition by any person of a material amount of securities of the Issuer, the investments in the Issuer by such trusts and nonprofit corporations will be periodically reviewed and at any time the amount of such investments may be increased or decreased.

     Other than as set forth above, none of the members of the Group nor any individuals or entities listed in Exhibits A through E hereto has at the present time any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;/1/

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

- ----------
     /1/ In connection with the settlement of the Estate of H. John Heinz III, certain shares of Common Stock will be transferred through the Revocable Trust to certain other trusts.

                              Page 10 of 53 Pages

Item 5. Interest in Securities of the Issuer.

          (a) The Howard Heinz Endowment beneficially owns 15,063,231 shares of Common Stock which is 6.2% of the 243,494,218 shares of Common Stock which are believed to be the total number of shares outstanding on the date hereof. The beneficial ownership interest of each of the directors and executive officers of the Howard Heinz Endowment is described on Exhibit A and is incorporated by reference herein.

          The Vira I. Heinz Endowment beneficially owns 7,567,460 shares of Common Stock which is 3.1% of the 243,494,218 outstanding shares. The beneficial ownership interest of each of the directors and executive officers of the Vira
I. Heinz Endowment is described on Exhibit B and is incorporated by reference herein.

          The Foundation beneficially owns 735,922 shares of Common Stock which is 0.3% of the 243,494,218 outstanding shares. The beneficial ownership interest of each of the directors and executive officers of the Foundation is described on Exhibit C and is incorporated by reference herein.

          The Revocable Trust beneficially owns 3,158,639 shares of Common Stock which is 1.3% of the 243,494,218 outstanding shares. The beneficial ownership interest of each of the trustees of the Revocable Trust is described on Exhibit D and is incorporated by reference herein.

          The Descendants' Trust beneficially owns 625,000 shares of Common Stock which is 0.3% of the 243,494,218 outstanding shares. The beneficial ownership interest of each of the trustees of the Descendants' Trust is described on Exhibit E and is incorporated by reference herein.

                   ----------------------------------------

          The Group owns 27,150,252 shares of Common Stock which is 11.2% of the 243,494,218 shares outstanding as set forth in the Issuer's most recently available filing with the Securities and Exchange Commission.

          (b) The voting and dispositive power of each member of the Group is as set forth below, and the voting and dispositive power of each director, executive officer and trustee of the members of the Group is described on Exhibits A-E and is incorporated by reference herein:


                              Page 11 of 53 Pages

                   Sole Vote   Shared Vote  Sole Disposition  Shared Disposition
                   ----------  -----------  ----------------  ------------------
Howard Heinz       15,063,231      -0-          15,063,231            -0-
  Endowment

Vira I. Heinz       7,567,460      -0-           7,567,460            -0-
  Endowment

Foundation            735,922      -0-             735,922            -0-

Revocable Trust     3,158,639      -0-           3,158,639            -0-

Descendants' Trust    625,000      -0-             625,000            -0-

          (c) No member of the Group has effected any transaction in shares of Common Stock during the sixty day period preceding the date of this Statement. Information on transactions by each of the directors, executive officers and trustees of each member of the Group is described on Exhibit A through Exhibit E and is incorporated by reference herein.

          (d)  Not applicable.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as set forth in Item 4 hereof, no member of the Group nor any director, executive officer, or trustee thereof is aware of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

          EXHIBIT 99.A, which appears on pages 15-18 of this Schedule 13D, contains the name, citizenship, office, residence or business address, present principal occupation, beneficial ownership in the securities of the Issuer and voting and dispositive power of each director and executive officer of the Howard Heinz Endowment.

          EXHIBIT 99.B, which appears on pages 19-20 of this Schedule 13D, contains the name, citizenship, office, residence or business address, present principal occupation, beneficial ownership in the securities of the Issuer and voting and dispositive power of each director and executive officer of the Vira
I. Heinz Endowment.

          EXHIBIT 99.C, which appears on page 21 of this Schedule 13D, contains the name, citizenship, office, residence or business address, present principal occupation, beneficial ownership in the securities of the Issuer and voting and dispositive power of each director and executive officer of the Foundation.

          EXHIBIT 99.D, which appears on page 22 of this Schedule 13D, contains the name, citizenship, office, residence or business address, present principal occupation, beneficial ownership in the securities of the Issuer and voting and dispositive power of each trustee of the Revocable Trust.

                               Page 12 of 53 Pages

          EXHIBIT 99.E, which appears on page 23 of this Schedule 13D, contains the name, citizenship, office, residence or business address, present principal occupation, beneficial ownership in the securities of the Issuer and voting and dispositive power of each trustee of the Descendants' Trust.

          EXHIBIT 99.F, which appears on pages 24-25 of this Schedule 13D, contains a copy of the Joint Filing Agreement among the members of the Group.

          EXHIBIT 99.G, which appears on pages 26-53 of this Schedule 13D, contains a copy of the agreement among the members of the Group and the Issuer regarding the terms of the proposed public offering described in Item 4 hereof.





                              Page 13 of 53 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.


Dated June 22, 1995

                                 HOWARD HEINZ ENDOWMENT



                                 By:   /s/ Teresa Heinz
                                       ---------------------------------------
                                       Name:   Teresa Heinz
                                       Title:  Chairperson and Chief
                                               Executive Officer

                                 VIRA I. HEINZ ENDOWMENT


                                 By:   /s/ James M. Walton
                                       ---------------------------------------
                                       Name:   James M. Walton
                                       Title:  Chairman


                                 HEINZ FAMILY FOUNDATION


                                 By:   /s/ Teresa Heinz
                                       ---------------------------------------
                                       Name:   Teresa Heinz
                                       Title:  Chairperson and Chief Executive
                                               Officer


                                 H. JOHN HEINZ III REVOCABLE TRUST NO. 1


                                 By:   /s/ W.B. Ouzts
                                       ---------------------------------------
                                       Name:   W.B. Ouzts
                                       Title:  First Vice President of Mellon
                                               Bank, N.A. Co-Trustee


                                 H. JOHN HEINZ III DESCENDANTS' TRUST (NO. 1)


                                 By:   /s/ W.B. Ouzts
                                       ---------------------------------------
                                       Name:   W.B. Ouzts
                                       Title:  First Vice President of Mellon
                                               Bank, N.A. Co-Trustee


                              Page 14 of 53 Pages